Exhibit 99.1

Safe-T Announces Agreements with Israeli Government Agency, Insurance Company and Technology Company

The deal with the government agency followed Safe-T’s designation as a “single vendor” according to the Israeli Mandatory Tender Regulations

HERZLIYA, Israel – December 4, 2018 – Safe-T Group Ltd. (NASDAQ, TASE: SFET), a leading provider of software-defined access solutions for the hybrid cloud, today announced that it has signed an agreement with an Israeli government agency for the sale and implementation of Safe-T’s data protection and secure data exchange solution. The agreement is in the amount of approximately $160,000.

Safe-T’s secure data exchange solution met the specific requirements of the agency, namely the need to reduce information security risks and vulnerability to external cyber-attacks while simultaneously maintaining existing defense mechanisms.

The deal, a two-year engagement, was approved after Safe-T was identified as a “single vendor” according to the Israeli Mandatory Tenders Regulations. The agency noted that the engagement with Safe-T, pursuant to the “single vendor” exemption, was approved after concluding that Safe-T “is the only vendor capable of providing the services required by the agency.” In accordance with the “single vendor” status, the order is exempt from the obligation of a tender, resulting in quicker sales cycles and redcued competition.

This deal follows Safe-T’s recognition as a “single vendor” by an Israeli law enforcement agency last year. Attaining “single vendor” recognition from the agency marks an important milestone in the growing recognition of Safe-T’s products and solutions, as well as the unique capabilities they offer to government agencies.

In addition, Safe-T received two orders for its SDE product, each of them in the amount of $66,000 and a period of three years. One order is from a new customer, a leading technology company, and the other order from an Israeli insurance company is for renewal and expansion of their current SDE product.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefit of its products. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:
Miri Segal-Scharia, CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com